                                                            EXHIBIT 99.(a)(1)(H)

Merck-Medco
Managed Care, L.L.C.                                                News Release

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

Media Contact:    John Bloomfield (201) 269-6400
Investor Contact:  Laura Jordan (908) 423-5185


                      Merck-Medco Commences Tender Offer
           For ProVantage Health Services, Inc. at $12.25 per share


FRANKLIN LAKES, N.J., May 11, 2000 - Merck-Medco Managed Care, L.L.C., the pharmaceutical benefit services subsidiary of Merck & Co., Inc. (NYSE: MRK) announced that a wholly owned subsidiary has today commenced its previously announced tender offer for shares of common stock of ProVantage Health Services, Inc. (NYSE: PHS). The tender offer, which is being made pursuant to an Agreement and Plan of Merger dated as of May 4, 2000 and an Offer to Purchase dated May 10, 2000, is scheduled to expire at 12:00 midnight, Eastern Daylight Time, on Wednesday, June 14, 2000, unless extended. Following the consummation of the tender offer, Merck-Medco intends to complete a merger to acquire all of the remaining shares of ProVantage common stock that are not tendered in the offer.

     The Board of Directors of ProVantage has unanimously (by all those directors present) approved the tender offer, the merger and the other transactions contemplated by the Agreement and Plan of Merger, unanimously (by all those directors present) determined that the terms of the tender offer and merger are fair to and in the best interests of ProVantage's stockholders, and unanimously (by all those directors present) recommends that stockholders accept the offer and tender their shares pursuant to the

                                    - more -
offer. ShopKo Stores, Inc., which owns approximately 64.5 percent of ProVantage's outstanding shares, has committed to support the transaction and has entered into a voting and option agreement. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the acquisition of a majority of ProVantage shares by Merck, as well as other customary conditions described in the Offer to Purchase (including the Summary Termsheet thereto). Norwest Bank Minnesota, N.A. will act as depositary for the tender offer, Morrow & Co., Inc. will act as information agent and J.P. Morgan & Co., Inc. will act as dealer manager.

     Merck-Medco is the nation's leading provider of high-quality, affordable prescription-drug care, serving benefit plans of employers, unions, commercial and government health plans that provide benefits to more than 52 million Americans, including 14 million older Americans. Additional information about Merck-Medco is available at www.merckmedco.com.
                            ------------------

                                      ###